As filed with the Securities and Exchange Commission on September 13, 2013

Registration No. 333-191061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Endurance International Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	46-3044956
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10 Corporate Drive, Suite 300

Burlington, Massachusetts 01803

(781) 852-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hari Ravichandran

President and Chief Executive Officer

Endurance International Group Holdings, Inc.

10 Corporate Drive, Suite 300

Burlington, Massachusetts 01803

(781) 852-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark G. Borden, Esq.

David A. Westenberg, Esq.

Jason L. Kropp, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Telephone: (617) 526-6000

Telecopy: (617) 526-5000

David C. Bryson, Esq. Chief Legal Officer Endurance International Group Holdings, Inc. 10 Corporate Drive, Suite 300 Burlington, Massachusetts 01803 Telephone: (781) 852-3200 Telecopy: (781) 272-2915	Mark T. Bettencourt, Esq. Joseph C. Theis, Jr., Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 Telephone: (617) 570-1000 Telecopy: (617) 523-1231

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-191061) is being filed solely for the purpose of filing exhibits, and no changes or additions are being made hereby to the prospectus which forms a part of the Registration Statement. Accordingly, the prospectus has been omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the listing fee of The NASDAQ Global Market.

Amount
SEC registration fee		$54,560
FINRA filing fee		60,500
NASDAQ Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s and registrar fees and expenses		*
Printing and engraving expenses		*
Other expenses of public company preparation		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with certain of our directors, and we intend to enter into indemnification agreements with all of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

In connection with our acquisition of Bluehost Inc., Hostmonster Inc. and FastDomain Inc. in November and December 2010, EIG Investors Corp., our wholly owned subsidiary, issued 20,920 shares of series C preferred stock to certain investors for an aggregate purchase price of $20.9 million, and Endurance International Group Holdings, LLC issued 4,557 class B units that were issued to certain investors. In addition, EIG Investors Corp. issued to the sellers in these acquisitions a promissory note in aggregate principal amount of $20.0 million, which was convertible into class A units of our prior parent, Endurance International Group Holdings, LLC.

In connection with our acquisition of Dotster, Inc. in July 2011, EIG Investors Corp. issued 38,000 shares of series D preferred stock to an investor for an aggregate purchase price of $38.0 million.

In December 2011, approximately 5,999 shares of series A preferred stock in EIG Investors Corp. were exchanged by certain holders of EIG Investor Corp.’s outstanding series A preferred stock for class A units of Endurance International Group Holdings, LLC. In December 2011, investment funds and entities affiliated with Warburg Pincus and Goldman Sachs acquired a controlling interest in our company. We refer to this transaction as the Sponsor Acquisition. In connection with the Sponsor Acquisition, in December 2011, WP Expedition Topco L.P., issued 508,359,791 class A units to entities and investment funds affiliated with Warburg Pincus and Goldman Sachs and certain other entities and individuals for an aggregate purchase price of $508.4 million. EIG Investors Corp. issued 1,000 shares of common stock to Endurance International Group Holdings, LLC for an aggregate purchase price of $683.1 million and 150,000 shares of series E preferred stock to Endurance International Group Holdings, LLC having an aggregate liquidation preference of $150.0 million.

Prior to June 2013, we were a Delaware limited partnership named WP Expedition Holdings L.P. In June 2013, WP Expedition Holdings L.P. was converted to a Delaware corporation, and we issued 1,000 shares of our common stock to WP Expedition Midco L.P., the sole limited partner of WP Expedition Holdings L.P., in exchange for prior contributions by WP Expedition Midco L.P. to WP Expedition Holdings L.P.

Since its formation, WP Expedition Topco L.P. has issued 39,805,402 class B-1 units and 25,941,044 class B-2 units to certain of our employees.

No underwriters were used in the foregoing transactions. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement of which this prospectus is a part are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules.

No financial statement schedules have been submitted because they are not required or are not applicable or because the information required is included in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Burlington, Massachusetts, on this 13th day of September, 2013.

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

By:	/s/ Hari Ravichandran
Hari Ravichandran President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Hari Ravichandran Hari Ravichandran	President, Chief Executive Officer and Director (principal executive officer)	September 13, 2013

/s/ Tivanka Ellawala Tivanka Ellawala	Chief Financial Officer (principal financial officer)	September 13, 2013

/s/ Christina Lane Christina Lane	Chief Accounting Officer (principal accounting officer)	September 13, 2013

* James C. Neary	Chairman of the Board of Directors	September 13, 2013

* Dale Crandall	Director	September 13, 2013

* Joseph P. DiSabato	Director	September 13, 2013

Signature	Title	Date

* Thomas Gorny	Director	September 13, 2013

* Michael Hayford	Director	September 13, 2013

* Peter J. Perrone	Director	September 13, 2013

* Chandler J. Reedy	Director	September 13, 2013

* Justin L. Sadrian	Director	September 13, 2013

*By:	/s/ Hari Ravichandran
Hari Ravichandran Attorney-in-Fact

EXHIBIT INDEX

Some of the agreements included as exhibits to this registration statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1	*	Certificate of Incorporation of the Registrant

3.2	*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering

3.3	*	Bylaws of the Registrant

3.4	*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering

4.1	*	Specimen Certificate evidencing shares of Common Stock

4.2	*	Amended and Restated Registration Rights Agreement, dated November 7, 2012, by and among the Registrant and the other parties thereto

5.1	*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1	*	2013 Stock Incentive Plan, to be effective upon the closing of this offering

10.2	*	Form of Incentive Stock Option Agreement under the 2013 Stock Incentive Plan

10.3	*	Form of Nonstatutory Stock Option Agreement under the 2013 Stock Incentive Plan

10.4	*	Form of Restricted Stock Agreement under the 2013 Stock Incentive Plan

10.5	**	Gross Lease, dated May 17, 2012, by and between The Endurance International Group, Inc. and MEPT Burlington, LLC, as amended on June 13, 2013

10.6	**†	Master Services Agreement, dated as of June 26, 2006, by and between HostGator.com LLC and SoftLayer Technologies, Inc. (f/k/a the Planet.com Internet Services, Inc.), as amended on November 9, 2012

10.7	**†	Collocation/Interconnection License, dated as of May 29, 2007, by and between The Endurance International Group, Inc. and Markley Boston, LLC, as amended on June 1, 2007, August 31, 2008, December 4, 2008, April 30, 2009, February 2011 and February 6, 2012

10.8	**†	Master Services Agreement, dated as of April 30, 2009, by and between The Endurance International Group, Inc. and Switch and Data Management Company, LLC

10.9	**†	Master Service Agreement, dated as of May 10, 2011, Ace Data Center Collocation Service Level Agreement, dated May 10, 2011 and Ace Data Centers IP Transit Service (Carrier Services) Agreement, dated as of October 20, 2010, by and between The Endurance International Group, Inc. and Ace Data Centers, Inc.

Exhibit Number		Description

10.10	**†	Ace Data Center Rack Cabinet and Power Services Agreement, dated as of June 3, 2011, as amended August 15, 2011, and Bandwidth Internet and Private Line Services Agreement, dated as of May 10, 2011, by and between The Endurance International Group, Inc. and Ace Data Centers, Inc.

10.11	**†	Collocation/Interconnection License, dated as of February 2, 2012, by and between The Endurance International Group, Inc. and One Summer Collocation, LLC, as amended January 4, 2013

10.12		Second Amended and Restated Credit Agreement, dated as of November 9, 2012, by and among WP Expedition Holdings L.P., EIG Investors Corp., as Borrower, the lenders party thereto, and Credit Suisse AG, as Administrative Agent

10.13		Second Lien Credit Agreement, dated as of November 9, 2012, by and among WP Expedition Holdings L.P., EIG Investors Corp., as Borrower, the lenders party thereto, and Credit Suisse AG, as Administrative Agent

10.14		Collateral Agreement, dated as of December 22, 2011, by and among WP Expedition Holdings LLC, WP Expedition Merger Sub, Inc., EIG Investors Corp., the other grantors party thereto, and Credit Suisse AG, as Administrative Agent

10.15		Second Lien Collateral Agreement, dated as of November 9, 2012, by and among WP Expedition Holdings L.P., EIG Investors Corp., the other grantors party thereto, and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent

10.16		Master Guarantee Agreement, dated as of December 22, 2011, by and among WP Expedition Holdings LLC, WP Expedition Merger Sub, Inc., EIG Investors Corp., the other guarantors party thereto, and Credit Suisse AG, as Administrative Agent

10.17		Second Lien Master Guarantee Agreement, dated as of November 9, 2012, by and among WP Expedition Holdings L.P., EIG Investors Corp., the other guarantors party thereto, and Credit Suisse AG, as Administrative Agent

10.18		Amended and Restated Intercreditor Agreement, dated as of November 9, 2012, by and among WP Expedition Holdings L.P., EIG Investors Corp., the other grantors party thereto, and Credit Suisse AG, as Administrative Agent

10.19	*	Form of Indemnification Agreement entered into between the Registrant and each director and executive officer

10.20	**	Employment Agreement, dated as of December 22, 2011, by and among EIG Investors Corp., Hari Ravichandran and, solely with respect to Section 6 thereof, WP Expedition Topco LLC

10.21	**	Offer Letter, dated as of April 11, 2011, by and between The Endurance International Group, Inc. and Ronald LaSalvia

10.22	**	Offer Letter, dated as of April 30, 2011, by and between The Endurance International Group, Inc. and John Mone

10.23	**	Employment Agreement, dated as of October 10, 2012, by and among EIG Investors Corp., Tivanka Ellawala and, solely with respect to Section 6 thereof, WP Expedition Topco LLC

10.24	*	Form of Employment Agreement entered into between the Registrant and each executive officer

10.25	*	Stockholders Agreement, dated as of , by and among the Registrant and the limited partners of WP Expedition Topco L.P.

10.26	**†	Master Service Agreement, dated as of June 20, 2013, by and between HostGator.com LLC and CyrusOne LLC

Exhibit Number		Description

10.27		Incremental Amendment to Second Amended and Restated Credit Agreement, dated as of August 9, 2013, by and among the Registrant, EIG Investors Corp., as Borrower, the additional term lenders party thereto, and Credit Suisse AG, as Administrative Agent

10.28		Master Share Purchase Agreement, dated as of August 11, 2013, by and among Endurance Singapore Holdings Pte. Ltd. and a subsidiary thereof to be formed, Directi Web Technology Pvt. Ltd., P.D.R. Solutions FZC, Directi Web Technologies Holdings, Inc., Confluence Networks, Inc., the Registrant, EIG Investors Corp. and a subsidiary thereof to be designated, Directi Web Technologies FZC, Bhavin Turakhia and Divyank Turakhia

21.1	**	Subsidiaries of the Registrant

23.1	**	Consent of BDO USA, LLP

23.2	**	Consent of BDO USA, LLP

23.3	*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1	**	Powers of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.